ENLIVEX

immune rebalancing

NASDAQ: ENLV

Life-saving immunomodulating cell therapies

Sep 2019

FORWARD-LOOKING STATEMENTS

These slides and the accompanying oral presentation contain forward-looking statements and information. Forward-looking statements are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, levels or activity, performance or achievements to be materially different from those anticipated by such statements. The use of words such as "may", "might", "will", "should", "could", "expect", "plan", "anticipate", "believe", "estimate", "project", "intend", "future", "potential" or "continue", and other similar expressions are intended to identify forward looking statements. For example, all statements we make regarding (i) the initiation, timing, cost, progress and results of our preclinical and clinical studies and our research and development programs, (ii) our ability to advance product candidates into, and successfully complete, clinical studies, (iii) the timing or likelihood of regulatory filings and approvals, (iv) our ability to develop, manufacture and commercialize our product candidates and to improve the manufacturing process, (v) the rate and degree of market acceptance of our product candidates, (vi) the size and growth potential of the markets for our product candidates and our ability to serve those markets, and (vii) our expectations regarding our ability to obtain and maintain intellectual property protection for our product candidates, are forward looking. All forward-looking statements are based on current estimates, assumptions and expectations by our management that, although we believe to be reasonable, are inherently uncertain. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected. Any forward-looking statement speaks only as of the date on which it was made. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. This presentation is not, and nothing in it should be construed as, an offer, invitation or recommendation in respect of our securities, or an offer, invitation or recommendation to sell, or a solicitation of an offer to buy, any of our securities in any jurisdiction. Neither this presentation nor anything in it shall form the basis of any contract or commitment. This presentation is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any investor.

Enlivex, Executive Summary

Paradigm shifting immunotherapy

For complex, life-threatening indications without therapies

Advanced clinical-stage pipeline

with promising Phase IIa results, initiating Phase II/III studies

Multi-billion dollar underserved markets

Bone-Marrow Transplantations
Sepsis | Solid Tumors

Nasdaq

Ticker: ENLV

Short regulatory approval pathway

Specialized life-threatening regulation in Europe potentially enabling post-Phase II marketing approval; FDA & EU orphan designations

Strong leadership

Previously founded and managed PROLOR Biotech, a $560M exit event; Signed partnership with Pfizer, $295 Million down payment

Cash balance

$35 Million invested; Cash balance supporting multiple clinical milestone within 12-24 months

Fundamentals

$10.1MM shares outstanding
Market cap: ~$280MM
Stock price: ~$27

ENLIVEX

ALLOCETRA™

Allocetra™



Matched or unmatched (off-the-shelf) donor blood

Selection of mononuclear cells ONLY
B cells | T cells | NK cells

Chemically inducing programmed cell death of the selected cells

Billions of semi-apoptotic (dying) ALLOCETRA cells ready to be infused

ENLIVEX

Rebalancing the immune responses



1. Cytokine Storm >
2. Allocetra™ infusion >
3. Macrophage feeding >
4. Alert signals decrease >
5. Normal immune state

ENLIVEX

Therapeutic product pipeline of live-saving therapies for out-of-control immune indications

Indication	Global Market Size	Pre Clinical	Phase Ib	Phase II/III	EU Conditional Marketing Approval	Post EU Marketing US Phase 3
Prevention of post-Bone Marrow Transplantations (BMT) complications	$3B			IIa Completed II/III Initiation Q1 2020		
Adjunctive treatment for prevention of cytokine storms and organ dysfunction in Sepsis	$33B		Phase Ib Ongoing	Phase II Initiation Q1 2020		
Treatment of post-BMT complications for steroid refractory patients	$1.3B			Phase II Initiation Q2 2021		
Solid tumor "immune checkpoint" microenvironment modulation	$4B		Seeking Partner			

ENLIVEX

Preventing & treating complications post bone-marrow transplantations

ENLIVEX

Bone marrow transplants (BMT) are susceptible to GvHD and other material complications


POST TRANSPLANTATION ALL CAUSE MORTALITY
Primary Cancer 57%
Complications 43%
11%
40%
22%
27%
Other
Infection
Organ Failure
GvHD

Graft-vs-host disease (GvHD), a hyperimmune response, occurs when the donor T-cells register the host body's tissues and organs as foreign antigens and initiate an attack. Other complications such as Hepatic veno-occlusive disease, Severe endothelial leakage syndrome, Pneumonitis and Hepato-renal failure are also highly correlated with cytokine storms (Schots et al Leukemia 2003)


POST TRANSPLANTATION GVHD PREVALENCE
GVHD SEVERITY
RESPONSE TO STEROIDS
GvHD-Free 50%
GvHD 50%
60%
40%
40%
60%
Grade II 25% Mortality
Grade III-IV 80% Mortality
Responsive
Non-Responsive 90% Mortality

ENLIVEX

Phase IIa clinical data – prevention of complications

Preventing GvHD, leading to expedited hospital discharge overall improved outcomes



ACUTE GVHD GRADE II-IV (%)
60%
50%
40%
30%
20%
10%
0%
50%
43%
0%
0%
GvHD
grade
II-IV
NON RELPASE MORTALITY 200 DAYS
28%
16%
0%
0%
deaths
due to
transplant
complications
DAYS TO DISCHARGE
60
50
40
30
20
10
0
41
39
22
50%
time to
hospital
discharge

Hadassah Hospital BMT unit

Low Doses of Allocetra, n=7
Cohorts 1+2 low doses 35-70mm cells/kg

High Doses of Allocetra, n=6
Cohorts 3+4 high doses 140-210mm cells/kg

ENLIVEX

Phase IIa clinical data - immune activity

Preventing uncontrolled signaling levels (cytokine storm)



UNCONTROLLED
IL-6 concentration (pg/ml)
300
250
200
150
100
50
0
-2
18
38
Days
IL-6 levels in patients who received LOW Dose (35mm - 70mm cells/kg) of Allocetra
IL-6 levels in patients who received MEDIUM DOSE (140mm cells/kg) of Allocetra
IL-6 levels in patients who received HIGH DOSE (210mm cells/kg) of Allocetra
Upper-threshold of "normal" range

Cytokine profile post bone-marrow transplantation in 7 patients with ALL, 5 with AML, 1 with CML



UNCONTROLLED
TNFRI Ratio
5
4.5
4
3.5
3
2.5
2
1.5
1
0.5
0
-2
18
38
Days
TNFRI Ratio in patients who received HIGH DOSE (210mm cells/kg) of Allocetra
TNFRI Ratio in patients who received MEDIUM DOSE (140mm cells/kg) of Allocetra
TNFRI Ratio in patients who received LOW DOSE (35mm - 70mm cells/kg) of Allocetra

Phase II/III endpoints vs Phase IIa data

Endpoints	30-Day Engraftment	6-Months GvHD-Free Survival (GFS)
Historical averages[1]	94.4%	30%
Phase IIa (study results[2])	100%	100% (n=6)
Phase II/III (required to show statistical significance[3])	>=95%	>= 50% (n=54) >= 60% (n=25) >= 70% (n=15) = 100% (n=8)

1 Al-Kadhimi et al., 2014; Gooley et al., 2010, matched related/unrelated donor population; O. Ringden et al. 2013, matched and unmatched donor population
2 Data in matched-related donor population
3 Study in matched-unrelated donor population. GFS rates and the number of patients to show statistical significance.

ENLIVEX

Allocetra™
Adjunctive therapy for the prevention of sepsis-related cytokine storms & organ dysfunction

ENLIVEX

Sepsis is the 3rd leading cause of death in the U.S.

#1 Cardiovascular #2 Cancer


Each year, at least 1.7 million adults in America develop sepsis.
Nearly 270,000 Americans die as a result of sepsis each year.
1 in 3
One in three patients who die in a hospital have sepsis.

SEPSIS CATEGORIES


Mild or Moderate 75%
Severe 25%
50%
50%
OUTCOME
Organ Damage
Mortality

SEPSIS is a body's overwhelming, life-threatening response to infection, involving hyper activity of the immune system. It can lead to tissue damage, organ failure, and death.

ENLIVEX

Sepsis severity & cytokine storm



Magnitude
Cytokine Storm
Problem Zone
Viral/Bacterial
Problem Zone
Death Zone
Organ
Failure Zone
Recovery
Zone
Treatment
Unmet medical need
Treatment
Anti-Viral/Antibiotics
Fluids, Vasopressors
Time
Pro-inflammatory cytokines
Anti-inflammatory cytokines

ENLIVEX

Post induction survival, severe sepsis model (pre-clinical)



CLP (cecum ligation and puncture) only
CLP + Ertapenem + vehicle
CLP + Ertapenem + Allocetra-OTS
% Survival
100
80
60
40
20
0
0
25
50
75
100
125
150
175
200
Hours post CLP (Sepsis Induction)
n= 20
p< 0.001
n= 16
n= 15
60% Survival
6% Survival

Survival rate 10X higher than antibiotics alone

[1] ***Ertapenem*** (an antibiotic drug by Merck) is a highly effective antibiotic agent commonly used for the treatment of severe or high-risk bacterial infections.
This drug is usually reserved for known or suspected multidrug-resistant (MDR) bacterial infections. It is standard of care for Sepsis identified from urinary or abdominal infections.

The CLP model is a highly aggressive sepsis model causing widespread infection that results in 90%-100% mortality within 100 hours

ENLIVEX

Immune activity profile, severe sepsis model (pre-clinical)


IL-6
IL-6 (pg/ml)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
5,469
4,649
50
247
110X INCREASE
5X INCREASE
pre-CLP
24h
CLP
CLP + Ertapenem
CLP + Ertapenem + OTS-ALLOCETRA


TNFα
TNFα (pg/ml)
1,600
1,400
1,200
1,000
800
600
400
200
0
64X INCREASE
1,284
1,167
18X INCREASE
366
20
pre-CLP
24h

ALLOCETRA™ prevents uncontrolled signaling levels (cytokine storm) post sepsis induction, leading to increased survival

ENLIVEX

ENLIVEX
immune rebalancing

Enlivex Therapeutics Announces Positive Outcome From Safety Committee's Review Of Six Patients With Severe Sepsis Patients; Enrollment Of Last Study Cohort Approved

Nes Ziona, Israel, August 19, 2019 (GLOBE NEWSWIRE) -- Enlivex Therapeutics Ltd. (Nasdaq: ENLV), a clinical-stage immunotherapy company, today announced that the safety review committee of the Company's ongoing Phase Ib clinical trial in patients with severe sepsis reviewed the data for the first two study cohorts, which included six patients, and provided a positive recommendation to the regulatory authorities for continued enrollment of patients in the study. Following this recommendation, the regulatory authorities approved the continued enrollment in the last cohort in the study, which will include four additional patients.

Sepsis is defined as a life-threatening organ dysfunction caused by a dysregulated immune response to infection. Sepsis has been identified by the World Health Organization as a global health priority, and currently has no FDA-approved pharmacologic treatment. Sepsis

Sepsis Market

Significant demand, no approved drug

	Regulatory Approvals	Number of Annual Patients
US	-	**1.7M**
EU	-	**1.0M**

Company	Addressable issue	Mechanism of action	Suitability across Sepsis causes
FERRING	Prevent Vascular Leakage	Increase Arterial Pressure	!
TiGENIX	Severe Pneumonia	Immune modulator	✓
ENLIVEX	ALL	Overall Immune Relaxation	✓

Severe sepsis segmentation & market size ($US)


$12.50B
$21.25B
US
EU

* SOURCE: US Centers for Disease Control and Prevention (CDC) 2018

Estimated Pricing & TAM

$50,000 x 675,000 Patients PA (global)
=
$33 Billion TAM

ENLIVEX

Solid Tumor Treatment

ENLIVEX

Solid tumors' micro-environment modulation

Enlivex discovered a proprietary "immune checkpoint" pathway for solid tumors, which is activated by the engulfment of Allocetra™


TUMOR

OVERALL RESPONSE TO CAR-T	
80% BLOOD CANCERS	20% SOLID CANCERS

JUNO THERAPEUTICS

Kite Pharma

ENLIVEX

Substantial increase in survival & remission

(pre-clinical)



% Survival
100
90
80
70
60
50
40
30
20
10
0
0
20
40
60
80
100
120
140
160
Days
n=40
(p<0.001)
HeLa-CD-19
HeLa-CD19 + Mock-T
HeLa-CD19 + CAR-T
HeLa-CD19 + CAR-T + OTS-ALC-4K

	CAR-T Alone	**CAR-T + ALLOCETRA™**
Complete Remission	0%	**20%**
Survival Duration	+83%	**+233%**

ENLIVEX

Clinical milestones planned timeline


Q1/19
Q2/19
Q3/19
Q4/19
Q1/20
Q2/20
Q3/20
Q4/20
Q1/21
Q2/21
Q3/21
Q4/21
Q1/22
Q2/22
Q3/22
Q4/22
Prevention of GvHD & Transplant Complications
Phase II/III study initiation (EU/ISR)
Patients: 3 17 30 40
patients' interim clinical data
30-Day CRS & 6M GCFS endpoints
Full 6-months GCFS efficacy data
Full 12-months mortality data
Full 30-day CRS efficacy endpoint data
EU conditional marketing application filed
Prevention of cytokine storms in Sepsis
Phase Ib study initiation (ISR)
10 Sepsis patients clinical data
Phase II initiation
Phase II interim 20 patients clinical data
Phase II full data
EU conditional marketing application filed
EU conditional marketing application granted
US Phase III initiation
Interim data
Full data
GvHD Treatment of steroid refractory
Phase II study initiation (EU/ISR)
Interim 28 days data
Full data

ENLIVEX

Accelerated regulatory pathways for life-saving, unmet medical need indications

EU conditional approval (PRIME)

- Phase II
- Single arm
- Open-label
- Small # of patients

→ **Initiate post-marketing phase III**

→ **Initiate EU sales**

USA conditional approval (RMAT)

- Phase II
- Single arm
- Open-label
- Small # of patients

→ **Initiate post-marketing phase III**

→ **Initiate USA sales**

ALLOCETRA™ has received FDA & EU orphan drug designations for GVHD

ENLIVEX

Cell-therapy breakthroughs **are disruptive in nature**

Players	Kite Pharma	JUNO THERAPEUTICS	ENLIVEX immune rebalancing
Hard to treat	Recurring blood cancers	Recurring blood cancers	• Sepsis • Post BMT complications • Solid tumors
History of failure	✓✓✓ >90% mortality	✓✓✓ >90% mortality	✓✓✓ >50% mortality (Sepsis) >50% mortality (BMT) >90% mortality (SR GvHD)
Breakthrough innovation	New immuno-therapy mechanism of action via modified T-cells	New immuno-therapy mechanism of action via modified T-cells	New immuno-therapy mechanism of action via dying T, B and NK cells
Exit	$12 Billion	$9 Billion	TBD

ENLIVEX

Thank You

www.enlivex.com

ENLIVEX